EXHIBIT 21

List of Subsidiaries

•	Tricell UK Limited, a United Kingdom limited company.

•	Tricell Limited, a United Kingdom limited company.

•	Tricell Distribution, a United Kingdom limited company.

•	Tricell Global Limited, a United Kingdom limited company.

•	LA Names, a United Kingdom limited company.